

Mail Stop 7010

August 27, 2008

By facsimile to (713) 651-5246 and U.S. Mail

Mr. William Turcotte
Senior Vice President, General Counsel and Corporate Secretary
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027

Re: Cornell Companies, Inc.
Registration Statement on Form S-3
Filed August 1, 2008
File No. 333-152707

Dear Mr. Turcotte:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Forepart of Registration Statement and Outside Front Cover Page of Prospectus

Front Cover Page of Registration Statement, Calculation of Registration Fee

1.   Your disclosure indicates that selling security holders may offer and sell the securities registered under the prospectus. Securities registered on Form S-3

pursuant to General Instruction II.D. of Form S-3 must be offered pursuant to general instructions I.B.1. or I.B.2 of Form S-3, which relate to primary offerings by the issuer. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table. Please revise your disclosure accordingly.

Outside Front Cover Page of the Prospectus

2.   Please clarify your disclosure in the third paragraph to clarify that the selling security holders may offer and sell only common stock.

Selling Security Holders, page 5

3.   We note your disclosure that you will identify selling security holders in a prospectus supplement. Please note that under Rule 430B(b)(2), you may omit the identities of the selling security holders in a preliminary prospectus only if you provide certain required information. In accordance with Rule 430B, please revise your disclosure to identify and describe the initial offering transaction in which the securities offered for resale were sold. Please disclose whether the initial offering transaction of the resale securities is complete and whether the resale securities were issued and outstanding prior to the date you filed the registration statement on Form S-3. See Rule 430B(b)(2) of the Securities Act of 1933 and Securities Offering Reform, Securities Act Release No. 33-8591.

4.   The second paragraph states that the selling security holders may include or consist of underwriters. In your prospectus supplement identifying the selling security holders, please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If any selling security holder is a registered broker-dealer, it should be named as an underwriter. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chambre Malone at (202) 551-3262 if you have questions or comments regarding disclosure issues.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Charles L. Strauss, Esq. (*via facsimile* 713.651.5246)
Fulbright & Jaworski, L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010